June 29, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:		Daniel L. Gordon
Branch Chief

	Re:	SL Green Realty Corp.
Form 10-K for the year ended December 31, 2011
Filed February 28, 2012
File No. 001-13199

Dear Mr. Gordon:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated June 25, 2012 (the “Comment Letter”), relating to (i) the Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) filed by SL Green Realty Corp. (the “Company”) on February 28, 2012 and (ii) the Current Report on Form 8-K (“Form 8-K”) filed by the Company on January 31, 2012.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Form 8-K Filed January 31, 2012

1.                                       We have reviewed your response to comment 1, and note your response that the non-GAAP measures cited were reconciled to GAAP measures, either in a separate earnings release or in your quarterly supplemental package. Please note that the measure Operating Income is not a GAAP measure as it does not appear on the face of your audited Statements of Income. In future filings please present a reconciliation of each non-GAAP measure to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

420 Lexington Avenue • New York, NY  10170 • (212) 594-2700 • Fax (212) 216-1790

The Company advises the Staff that in future filings it will provide a reconciliation of each non-GAAP measure to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

Form 10-K for the year ended December 31, 2011

2.                                       We have reviewed your response to comment 2. To the extent you continue to believe same store net operating income is a key performance indicator, please disclose this measure in future exchange act periodic reports, along with all applicable non-GAAP disclosures.

The Company advises the Staff that in future exchange act periodic reports it will clarify its disclosure of same store net operating income along with all applicable non-GAAP disclosures. The Company notes that same store revenues and same store operating expenses are disclosed on pages 44 and 46 of the Management Discussion and Analysis section of the Form 10-K along with a reconciliation to the most directly comparable financial measures calculated and presented in accordance with GAAP. Same store net operating income is the difference between the same store revenues and the same store operating expenses.

Property Acquisitions, page 86

3.                                       We have reviewed your responses to comments 4 and 5. In future filings, please clearly present the disclosures required by ASC 805-10-50-2g for business acquisitions achieved in stages. Additionally, please tell us, and disclose in future filings, the specific methods used for determining the fair values of assets acquired and liabilities assumed.

The Company advises the Staff that in future filings it will present the disclosures required by ASC 805-10-50-2g for business acquisitions achieved in stages.  The Company further advises the Staff that in future filings it will also disclose the specific methods used for determining the fair values of assets acquired and liabilities assumed. In connection with the staged acquisitions which closed in 2011, the fair value of assets acquired was based on a negotiated agreement between the buyer and the seller and the fair value of liabilities assumed was based on the terms to obtain new debt for the remaining term of the assumed liabilities at the principal balance outstanding of the liabilities assumed on the acquisition date.

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In accordance with your request, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 8-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K and Form 8-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions with respect to the foregoing, please contact me at (212) 216-1716 or Andrew Levine, Esq., our Chief Legal Officer, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ James Mead
James Mead
Chief Financial Officer